July 13, 2011
Darren K. DeStefano
T: (703) 456-8034
ddestefano@cooley.com
VIA EDGAR AND ELECTRONIC DELIVERY
Edward Bartz, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549

Re:	Gladstone Capital Corporation Registration Statement on Form N-2 (File No. 333-162592)
Dear Mr. Bartz:
     On behalf of Gladstone Capital Corporation (the “Fund”), we are transmitting for filing one copy of Post-effective Amendment No. 4 (the “Amendment”), marked to show changes from Post-effective Amendment No. 3 to the Registration Statement on Form N-2, Registration No. 333-162592 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 15, 2011.
     The Amendment is being filed in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) from July 5, 2011 through July 12, 2011 (the “Comments”). Page references in the text of this response letter correspond to the page numbers of the Amendment.
Prospectus Summary — Gladstone Capital Corporation — General (Page 1)
1.	Please add additional disclosure regarding the quality level of the debt securities the fund seeks to invest in and clarify that investments rated below “investment grade” are often referred to as “junk bonds.”
In response to the Staff’s comment, the Fund has revised the disclosure on page 1 and throughout the prospectus.
2.	Please add the following two undertakings to the registration statement: (i) the Fund’s undertaking to file a post-effective amendment to the registration statement in respect of any one or more offerings of the Registrant’s shares (including warrants and/or rights to purchase the shares) below net asset value that will result in greater than 15% dilution, in the aggregate, to existing net asset value per share; and (ii) the Fund’s undertaking to file a post-effective amendment to the registration statement in connection with any rights offering.
ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

July 13, 2011
Page Two
In response to the Staff’s comment, the Fund has added the two additional undertakings to the Registration Statement.
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     Please direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christi Novak of this office, at (703) 456-8562.
Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	David Gladstone Michael LiCalsi, Esq. David Watson Thomas R. Salley Christina L. Novak
ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM